

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 25, 2007

By facsimile to (305) 358-7095 and U.S. Mail

Mr. Patrick Planche
President and Chief Executive Officer
Brightec, Inc.
8C Pleasant Street S., 1st Floor
South Natick, MA 01760

Re: Brightec, Inc.
        Registration Statement on Form SB-2
        Filed July 6, 2007
        File No. 333-144376

Dear Mr. Planche:

        We limited our review of the filing to those issues that we have addressed in our
comments. Where indicated, we think that you should revise the document in response to the
comments. If you disagree, we will consider your explanation why a comment is inapplicable or
a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better
your disclosure, we may ask you in some comments to provide us supplemental information.
We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure
requirements and to enhance the overall disclosure in your document. We look forward to
working with you to achieve these objectives. We welcome any questions that you may have
about comments or any other aspect of our review. You may call us at the telephone numbers
listed at the end of this letter.

General

1.   As applicable, consider the financial statements' updating requirements of Item 310(g) of
        Regulation S-B.

2.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which you determined the number of shares you seek to register in connection with the registration statement.

3.   Please advise us as to whether you are in compliance with the terms of the registration rights you granted to the selling securityholders. For example, it does not appear that you are registering all of the shares issuable under the standby equity distribution agreement or SEDA and that you have had to extend the deadlines with respect to the registration rights granted to Ross/Fialkow. Please also advise us as to whether you have incurred any penalties or other fees, including the amounts, in connection with the terms of the registration rights you granted to the selling securityholders.

4.   Please provide an explanation of whether or not Cornell or any of its affiliates is an affiliate of the company. Please tell us if your answer would be different if you disregarded any ownership caps to which they may be subject.

5.   Please explain how Cornell and the company decided upon the dollar amount of the SEDA. Please state your belief regarding whether or not Cornell will provide the company with the total dollar amount available under the SEDA. Please provide us with all press releases, transcripts and other communications directed to the market regarding the SEDA and other transactions with Cornell along with an explanation of how you have represented the potential proceeds under the SEDA and other transactions to the market.

6.   Please be advised that in order to register securities underlying an equity line of credit, the private transaction involving the securities to be registered must have been completed. As such, it is our position that the investor must be irrevocably bound to purchase the securities once the company issues a put. There may not be any conditions to the investor's obligations to purchase the shares underlying the equity line that are within the investor's control. See the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. It appears that Section 8.1 of the standby equity distribution agreement when read with Section 7.2(a) enables Cornell to avoid or delay the timing of a put. Further, we note that there is no independent escrow established with respect to paying the purchase price under the SEDA, which means that Cornell retains control with respect to paying the purchase price. Please provide us with a detailed analysis to support the finding that the sale of securities under the SEDA was complete prior to the filing of the registration statement.

7.   In light of the current market price of your common stock, please clarify in the forepart of the prospectus and, as appropriate, elsewhere in your prospectus, that:

- you have not registered enough shares of your common stock to cover the number of shares that may be issuable under the SEDA;

- you will need to file another registration statement to cover the additional shares; and

- you may need securityholder approval for the issuance of the additional shares and this approval is uncertain due to the dilutive effect of your financing arrangements.

Registration Statement's Facing Page

8.   Identify the agent for service.

9.   Since the securities being registered are to be offered on a delayed or continuous basis under Rule 415 of Regulation C under the Securities Act, check the applicable box.

10. We note that Brightec is registering 28,525,666 shares of common stock for resale by the selling stockholders identified in the prospectus. Explain by footnote or otherwise what the shares being registered represent. We note the disclosure in the legality opinion filed as exhibit 5.1 that the registration statement includes for registration:

- Up to 18,531,764 shares of common stock subject to issuance under a SEDA.

- 2,000,000 shares of common stock previously issued as a commitment fee.

- 243,902 shares of common stock previously issued as a placement agent fee.

- 6,250,000 shares of common stock subject to issuance under the conversion provisions of a line of credit note.

- 1,500,000 shares of common stock subject to issuance under warrants.

Similarly, revise the "The Offering" on page 2.

11. Tell us the number of shares of common stock that Brightec has outstanding that are held by non-affiliates as of the most recent practicable date. For purposes of this comment, please assume that the selling securityholders are affiliates.

Prospectus' Outside Front Cover Page

12.   Limit the prospectus' outside front cover page to one page as required by Item 501(a) of
        Regulation S-B.

13.   We note the disclosure in the last sentence of the first paragraph and the fourth
        paragraph. Please revise here and throughout the filing, as appropriate, to clearly
        disclose that the company will only receive 91% and that the 9% is an underwriting
        discount.

14.   We note the disclosure in the last sentence of the third paragraph. Please clearly disclose
        that you have not registered all of the shares underlying the SEDA. In addition, please
        disclose the percentage of the outstanding common stock represented by the full amount
        of shares issuable under the SEDA.

15.   Please disclose the fact that your common stock is penny stock.

The Offering, page 2

16.   Please disclose your plans with respect to the remaining unregistered shares underlying
        the SEDA.

17.   We note the disclosure in the first table on page 3 regarding "gross proceeds" and "net
        proceeds." It appears that the gross proceeds include the 4% discount. Please revise to
        include this 4% discount in the net proceeds line item and disclose 100% of the purchase
        price in the gross proceeds line item. We note that the "gross proceeds" line item in the
        second table on page 3 reflects 100% of the purchase price. Please also revise the table
        on page 23 accordingly.

18.   Please revise the second table on page 3 to include a "net proceeds" line item that takes
        into account the 9% discount and all other expenses of the offering. Please also revise
        the table on page 23 accordingly.

19.   We note the disclosure in footnote (2) to the second table on page 3. Please disclose the
        number of authorized but unissued shares and the number of shares reserved for issuance.
        Please also revise the table on page 23 accordingly.

Risk Factors, page 15

Risks Related to this Offering, page 7

20.   Please add risk factor disclosure to reflect the dilution resulting from the aggregate number of shares issuable under the SEDA.

Selling Stockholders, page 18

21.   We note the fourth column. Please revise to indicate the aggregate number of shares that Cornell may acquire under the SEDA, without regard to contractual limitations on beneficial ownership, such as the 9.9% limit set forth in the SEDA.

22.   Expand footnote (6) to the table to state the term and exercise price of the stock purchase warrant issued to Ross/Fialkow.

23.   If applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders. For example, we note the disclosure in MD&A and elsewhere that Brightec has paid to Yorkville Advisors, LLC a structuring fee equal to $15,000 on March 30, 2007 and will pay to Yorkville Advisors, LLC $500 on each advance date directly out of the gross proceeds of each advance under the SEDA.

Use of Proceeds, page 20

24.   Disclosure states that the SEDA prohibits the use of proceeds to pay any judgment or liability incurred by any officer, director, or employee of Brightec, except under certain limited circumstances. Specify the limited circumstance under which Brightec may use proceeds to pay a judgment or liability incurred by an officer, director, or employee of Brightec.

25.   We note that the proceeds from the SEDA will be used for general corporate purposes. Please discuss the principal reasons for the offering. See Item 504 of Regulation S-B. You should also provide disclosure in your periodic reports regarding the use of the proceeds from each takedown under the equity line.

Dilution, page 21

26.   Please revise this section to account for the full 9% discount.

Standby Equity Distribution Agreement, page 22

27.   Expand the disclosure to discuss:

- Alternative financing methods, if any, that Brightec considered before deciding to enter into the SEDA with Cornell.

- Why Brightec decided ultimately to enter into the SEDA with Cornell.

Standby Equity Distribution Agreement Explained, page 22

28.   Please expand the disclosure in this section to describe the material terms of the SEDA, such as Sections 2.2(c), Article V, Article VI, and Article VIII.

29.   Please describe in greater detail how the purchase price is determined.

30.   If Cornell is prohibited from engaging in short sales of Brightec's stock, explain how Cornell may sell shares of common stock subject to a particular advance before it actually receives those shares. Please also explain how Cornell is able to sell shares during the pricing period when the number of shares to be issued has not been determined.

Plan of Distribution, page 25

31.   Please provide the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act, as your common stock is a penny stock.

Available Information, page 53

32.   Delete the language that statements contained in the prospectus about the contents of any contract or other document that Brightec has filed as an exhibit to the registration statement are "qualified in their entirety" by reference to the exhibits. Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

Item 26. Exhibits, page II-4

33.   It appears that you amended your articles of incorporation in September 2006. In this regard, we note the disclosure under Item 4 in your Form 10-Q for the quarter ended September 30, 2006. Please file the amendment as an exhibit to the registration statement.

Exhibit Index

34.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Undertakings, page II-6

35.   Include the Rule 430C undertaking required by required by Item 512(g)(2) of Regulation S-B.

Exhibit 5.1

36.   We note the opinion in the second to last paragraph with respect to the Commitment Fee Shares and the Placement Agent Shares. The opinion must be given as of the date of the effectiveness of the registration statement and not when the shares were originally issued. Please have counsel revise its opinion accordingly.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, Brightec may wish to provide us three marked courtesy copies of the amendment. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Brightec thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Brightec and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Brightec requests acceleration of the registration statement's effectiveness, Brightec should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Brightec from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Brightec may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Brightec provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Clayton E. Parker, Esq.
       Kirkpatrick & Lockhart Preston Gates Ellis LLP
       201 South Biscayne Boulevard, Suite 2000
       Miami, FL 33131

       Ronald S. Haligman, Esq.
       Kirkpatrick & Lockhart Preston Gates Ellis LLP
       201 South Biscayne Boulevard, Suite 2000
       Miami, FL 33131